Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2013	2014	2015	2016
Pre-tax income from continuing operations	1,058	1,675	1,226	1,850	873
Plus: Loss (income) from equity investees	91	(10)	20	—	—
Less: Capitalized interest	(67)	(54)	(63)	(79)	(107)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	1,082	1,611	1,183	1,771	766
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	402	445	396	427	454
Interest component of rental expense (a)	291	248	269	284	222

Total fixed charges	693	693	665	711	676
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	1,775	2,304	1,848	2,482	1,442
Ratio of earnings to combined fixed charges	2.6	3.3	2.8	3.5	2.1

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.